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Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,					For the nine months ended September 30, 2005
	2000	2001	2002	2003	2004
	(dollars in thousands)
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$(70,136)	$48,687	$34,685	$96,135	$100,173	$83,537
Interest Expense
Notes payable and other debt	86,803	79,595	72,384	61,660	66,817	72,515
United States Settlement	—	4,592	5,461	4,943	—	—

Earnings	$16,667	$132,874	$112,530	$162,738	$166,990	$156,052

Interest Expense
Notes payable and other debt	$86,803	$79,595	$72,384	$61,660	$66,817	$72,515
United States Settlement	—	4,592	5,461	4,943	—	—

Fixed Charges	$86,803	$84,187	$77,845	$66,603	$66,817	$72,515

Ratio of Earnings to Fixed Charges and preferred stock dividends(a)	—	1.58	1.45	2.44	2.50	2.15

(a)
Earnings were insufficient to cover fixed charges by $69.7 million in 2000. Earnings in 2000 were reduced by $96.5 million for the United States Settlement.

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STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES